06050562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8 – 50915

RECD S.E.C.
AUG 29 2006
603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2005 (MM/DD/YY) AND ENDING JUNE 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

WOLF A. POPPER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

386 PARK AVENUE SOUTH
(No. And Street)

NEW YORK,	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WOLF A. POPPER (212) 532-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: CHRISTIAN TIRIOLO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, WOLF A. POPPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOLF A. POPPER, INC., as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

INGE F. ROTHENBERG
Notary Public, State of New York
No. 31-6006135
Qualified in New York County
Term Expires October 31, 2006

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

WOLF A. POPPER, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Wolf A. Popper, Inc.:

We have audited the accompanying statement of financial condition of Wolf A. Popper, Inc. (the "Company") as of June 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wolf A. Popper, Inc. as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
August 21, 2006

WOLF A. POPPER, INC.
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2006

ASSETS

Cash and cash equivalents	$ 69,762
Cash – For the exclusive benefit of customers	501
Securities owned, at market value	4,088
12b-1 fees and consulting fees receivable	8,845
Other assets	470
TOTAL ASSETS	$ 83,666

LIABILITIES AND SHAREHOLDERS' EQUITY

Accrued liabilities	$ 7,892
Shareholder dividend payable	474
Payroll taxes payable	2,250
TOTAL LIABILITIES	10,616
Shareholders' Equity	
Common stock, no par value, 200 shares issued and outstanding	20,000
Additional paid-in capital	500
Retained earnings	52,550
Total Shareholders' Equity	73,050
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 83,666

The accompanying notes are an integral part of this financial statement.

WOLF A. POPPER, INC.
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Wolf A. Popper, Inc (the "Company") was organized in the State of New York on February 5, 1998. The Company is registered as a limited broker-dealer in mutual funds, limited partnerships and variable annuities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company also provides consulting services for individuals seeking various professional advisements.

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and the related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities transactions (and the recognition of related income and expenses) are recorded on a trade-date basis.

The Company accounts for income taxes under SFAS No. 109, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 – SECURITIES OWNED, AT MARKET VALUE

The amount shown on the statement of financial condition as securities owned, at market value consists of the following at June 30, 2006:

Putnam International Equity Class A	$ 2,587
Amidex35TM Israel Mutual Fund Class N	1,501
Total	$ 4,088

NOTE 3 – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, as defined. At June 30, 2006, the Company had net capital of $62,626, which was $57,626 in excess of its requirement.

NOTE 4 – 12B-1 FEES AND CONSULTING FEES RECEIVABLE

The amount shown on the statement of financial condition as 12b-1 fees and consulting services receivable consists of the following at June 30, 2006:

12b-1 fees receivable	$ 5,492
Consulting fees receivable	3,353
Total	$ 8,845

NOTE 5 – INCOME TAXES

A provision for income taxes in the amount of $917 has been reflected in the financial statements and consists mostly of minimum franchise taxes. For the year ended June 30, 2006, the Company incurred a net operating loss which the Company plans to carryforward to future periods. A full valuation allowance has been made against the income tax benefit created by the net operating loss because significant doubt exists to the realization of the benefit.

NOTE 6 – SHAREHOLDER TRANSACTION

During the year ended June 30, 2006, the majority shareholder of the Company sold 24% of his shares in the Company to an outside party through a private transaction. As a result, the majority shareholder owned 76% of the total outstanding shares of the Company after the date of the private sale.

NOTE 7 – SUBSEQUENT EVENTS

In July 2006, the majority shareholder sold his 76% ownership interest in the Company to the minority shareholder through a private sale.

In July and August 2006, the majority shareholder withdrew $54,770 from the Company in conjunction with the sale of his shareholder interest through a buy-back of the shares he previously owned.